Exhibit 99.1

ReneSola Ltd. Announces Fourth Quarter and Full Year 2012 Results

Exceeds guidance with record quarterly solar wafer and module shipments of 713 MW

Exceeds guidance with record quarterly solar module shipments of 321 MW

Exceeds guidance with quarterly revenues of US$306.5 million, up 40% quarter over quarter

Achieves gross profit margin of 3.3% in the fourth quarter

JIASHAN, China, March 14, 2013 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar photovoltaic (“PV”) modules and wafers, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2012.

Fourth Quarter 2012 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q4 2012 were 713.2 megawatts (“MW”), exceeding Company guidance and representing an increase of 33.9% from 532.8 MW in Q3 2012.

•	Q4 2012 net revenues were US$306.5 million, exceeding Company guidance and representing an increase of 40.5% from US$218.2 million in Q3 2012.

•	Q4 2012 gross profit was US$10.3 million with a gross margin of 3.3%, compared to gross loss of US$39.2 million with a gross margin of negative 18.0% in Q3 2012.

•	Q4 2012 operating loss was US$23.8 million with an operating margin of negative 7.8%, compared to an operating loss of US$82.8 million with an operating margin of negative 38.0% in Q3 2012.

•	Q4 2012 net loss was US$49.8 million, representing basic and diluted loss per share of US$0.29, and basic and diluted loss per American depositary share (“ADS”) of US$0.58.

•	Cash and cash equivalents plus restricted cash were $268.1 million as of the end of Q4 2012, compared to US$335.2 million as of the end of Q3 2012.

•	Q4 2012 net cash inflow from operating activities was US$25.8 million compared to net cash outflow of US$46.0 million in Q3 2012.

Full Year 2012 Financial and Operating Highlights

•	Total solar wafer and module shipments for the full year 2012 were a record 2.2 gigawatts (“GW”), in line with Company guidance and representing an increase of 70.6% from 1.3 GW for the full year 2011.

•	Full year 2012 net revenues were US$969.1 million, a decrease of 1.6% from US$985.3 million in 2011.

•	Full year 2012 gross loss was US$35.7 million with a gross margin of negative 3.7%, compared to a gross profit of US$96.1 million with a gross margin of 9.7% in 2011.

•	Full year 2012 operating loss was US$179.0 million with an operating margin of negative 18.5%, compared to an operating income of US$11.5 million with an operating margin of 1.2% in 2011.

•	Full year 2012 net loss was US$203.4 million, representing basic and diluted loss per share of US$1.18 and basic and diluted loss per ADS of US$2.36.

“The fast growth of our solar module business, driven by our proprietary Virtus technology, low production costs and global sales teams, contributed to a positive gross margin of 3.3% in the fourth quarter of 2012,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Last year, we leveraged our core competitive strength in wafer manufacturing to greatly expand our solar module business and made inroads in several key markets, including Australia, the United States, India, China and across Europe. In addition, we continued to make progress with downstream products like our Micro Replus microinverter and plan to offer residential PV solutions soon. Although we delivered record shipments in the fourth quarter, the selling prices for solar modules and wafers continued to decline as a result of the global supply-demand imbalance. While we believe prices are beginning to stabilize, we will continue to focus on lowering our costs, an area in which we have excelled, to improve our margins and better position us once conditions improve. Furthermore, we will continue to invest in new technology and expand our solar module business to attract new customers and grow our business in 2013.”

Fourth Quarter 2012 Results

Solar Wafer and Module Shipments

	4Q12	3Q12	4Q11	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	713.2	532.8	339.9	33.9%	109.8%
Wafer Shipments (MW)	392.7	387.5	245.4	1.3%	60.0%
Module Shipments (MW)	320.5	145.3	94.5	120.6%	239.2%

The sequential increase in solar product shipments was mainly the result of increased demand for the Company’s solar modules across a number of geographic regions, particularly China, as well as the result of seasonally strong year-end demand and the increasing competitiveness of solar power as a power source.

Net Revenues

	4Q12	3Q12	4Q11	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$306.5	$218.2	$187.7	40.5%	63.3%

Revenues in Q4 2012 increased substantially quarter over quarter, despite a decrease in the average selling prices ("ASPs") of solar wafers and modules from US$0.28 per watt (“W”) and US$0.67/W, respectively, to US$0.24/W and US$0.63/W, respectively, as a result of a significant increase in solar module shipments, particularly to China.

Gross Profit (Loss)

	4Q12	3Q12	4Q11	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	$10.3	($39.2)	($43.4)	-	-
Gross Margin	3.3%	(18.0%)	(23.1%)	-	-

The sequential increase in gross profit was due to increased sales of the Company’s solar modules, which present higher margins than the Company’s wafer business, as well as the inventory write-down of US$31.6 million recorded in Q3 2012 to reflect the decline in the price of solar wafers and polysilicon.

Operating Loss

	4Q12	3Q12	4Q11	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$34.0	$43.6	$9.3	(22.0%)	265.6%
Operating Loss (US$mln)	($23.8)	($82.8)	($52.7)	-	-
Operating Margin	(7.8%)	(38.0%)	(28.1%)	-	-

The sequential decrease in operating expenses was primarily due to (1) the impairment loss on long-lived assets of US$6.1 million recorded in Q3 2012 for the discontinuation of 200 MW of monocrystalline wafer furnace production capacity and (2) the goodwill impairment charge of US$5.8 million recorded in Q3 2012 for the Company's solar cell and module business acquired in 2009, offset by (3) an intangible asset impairment loss of $3.8 million to reflect a decrease in the value of the business license for the Company’s Sichuan polysilicon plant and (4) a normalizing of research and development (“R&D”) expenses, after the Company had decreased its R&D expenses in Q3 2012 to save costs. Operating expenses represented 11.1% of total revenues in Q4 2012, compared to 20.0% in Q3 2012.

Foreign Exchange Gain

The Company had a foreign exchange gain of US$3.1 million in Q4 2012, primarily due to the appreciation of the renminbi (“RMB”) against the US dollar. The Company also recognized a US$0.9 million gain on derivatives, compared to a loss of US$0.3 million in Q3 2012, as the price of the Company’s RMB hedging and purchase contracts were higher than the current exchange rates.

Net Loss Attributable to Holders of Ordinary Shares

	4Q12	3Q12	4Q11
Net Loss (US$mln)	($49.8)	($78.6)	($36.7)
Diluted Loss per Share	($0.29)	($0.46)	($0.21)
Diluted Loss per ADS	($0.58)	($0.91)	($0.43)

The Company’s Q4 2012 net income was negatively impacted by a US$16.7 million impairment of deferred tax assets.

Full Year 2012 Results

Solar Wafer and Module Shipments

	FY12	FY11	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	2,209.0	1,294.8	70.6%
Wafer Shipments (MW)	1,496.2	1,014.1	47.5%
Module Shipments (MW)	712.8	280.7	153.9%

The increase in solar product shipments was the result of strong demand for both the Company’s solar wafers and modules, especially the Company’s Virtus products.

Net Revenues

	FY12	FY11	Y-o-Y%
Net Revenues (US$mln)	$969.1	$985.3	(1.6%)

The decrease in revenues was the result of the declines in solar wafer and module ASPs, offset by an increase in solar product shipments.

Gross Profit (Loss)

	FY12	FY11	Y-o-Y%
Gross Profit (Loss) (US$mln)	($35.7)	$96.1	(137.2%)
Gross Margin	(3.7%)	9.7%	-

The decrease in gross profit was primarily due to the declines in solar wafer and module ASPs, as well to as inventory write-downs to reflect the significant drop in prices for polysilicon, solar wafers and solar modules.

Operating Income (Loss)

	FY12	FY11	Y-o-Y%
Operating Expenses (US$mln)	$143.3	$84.5	69.6%
Operating Income (Loss) (US$mln)	($179.0)	$11.5	(1,651.1%)
Operating Margin	(18.5%)	1.2%	-

The increase in operating expenses was primarily due to (1) an increase of US$16.4 million in sales and marketing expenses in conjunction with the Company’s expansion of its business outside of China (2) an increase of US$12.3 million in general and administrative expenses as a result of increased headcount associated with the expansion of the Company’s solar module business and (3) a one-time gain of US$13.5 million recorded in 2011 for the forfeiture of a prepaid deposit due to the breach of a solar wafer contract by one of the Company's clients, as well as (4) an impairment loss on long-lived assets of US$6.4 million, (5) a goodwill impairment charge of US$6.2 million and (6) an intangible asset impairment loss of $3.8 million to reflect a decrease in the value of the business license for the Company’s Sichuan polysilicon plant in 2012. Operating expenses represented 14.8% of total revenues in 2012, compared to 8.6% in 2011.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	FY12	FY11
Net Income (Loss) (US$mln)	($203.4)	$0.3
Diluted Earnings (Loss) per Share	($1.18)	$0.002
Diluted Earnings (Loss) per ADS	($2.36)	$0.004

Business Highlights

Research and Development

ReneSola continued to invest in R&D in Q4 2012 to improve the technology behind its products and manufacturing. With regard to solar wafers, the Company’s next generation Virtus A+++ wafers with average efficiencies of 17.6% to 17.8% are now in trial production. With regard to solar modules, the Company’s 60-cell 260 W Virtus II modules with efficiencies of 16% are now also in trial production, and the Company’s 60-cell 260 W Virtus I modules are now in full production. ReneSola is currently developing a frame-integrated microinverter, the second-generation Micro Replus, which is expected to reduce costs to ReneSola customers by 20% compared to the first generation model. The Company also aims to provide its DC optimizer product in the second half of 2013, and continues to research small-scale storage systems with a plan to market such products by mid 2013. In addition, ReneSola is developing a PV home kit solution with a plan to market it by mid 2013.

Solar Module Business

ReneSola delivered 320.5 MW of solar modules, of which nearly all were Virtus modules, in Q4 2012, compared to 145.3 MW of solar modules, of which 101.7 MW were Virtus modules, in Q3 2012. For Q4 2012, the Company’s solar module ASP was US$0.63/W and total solar module selling cost was approximately US$0.60/W, compared to approximately US$0.65/W in Q3 2012. Gross margin for the Company’s solar module business was approximately 4.7% in Q4 2012, compared to approximately 1.0% in Q3 2012. The Company expects to continue to reduce its solar module manufacturing costs through improvements in its manufacturing methods and reductions in material costs. In Q1 2013, the Company expects its total solar module production cost to decrease to approximately US$0.55/W and its shipments to decrease to a range of 280 MW to 300 MW due to seasonality. For the full year 2013, the Company expects its total solar module shipments to increase 100% year over year to a range of 1.4 GW to 1.6 GW. The Company will not expand solar module capacity, but may instead outsource some production to third parties under ReneSola’s supervision and brand, and in compliance with localization rules in some jurisdictions.

In order to address the challenges presented by potential European countervailing duties, the Company has signed over 400 MW of overseas tolling contracts and may expand this further after the final ruling.

Solar Wafer Business

For Q4 2012, ReneSola’s solar wafer ASP was US$0.24/W and blended non-silicon solar wafer processing cost was US$0.12/W, a decrease from US$0.15/W in Q3 2012 as a result of the Company’s continued cost-reduction efforts. In Q4 2012, the Company produced approximately 514 MW of solar wafers, of which 484 MW were Virtus A++ wafers. The Company’s next generation Virtus A+++ wafers with average efficiencies of 17.6% to 17.8% are now in trial production. Gross margin for the Company’s solar wafer business was approximately 1.9% in Q4 2012, compared to approximately negative 7.5% in Q3 2012. The Company expects non-silicon solar wafer processing cost in its Virtus A++ manufacturing facilities to reach US$0.11/W by the end of Q1 2013, with overall blended non-silicon solar wafer processing cost expected to remain at this level throughout 2013. The Company’s solar wafer capacity is expected to remain at 2.0 GW throughout 2013.

Polysilicon Production

In Q4 2012, ReneSola produced approximately 327.2 metric tons (“MT”) of polysilicon, a decrease from approximately 1,175.7 MT in Q3 2012 as a result of the temporary halt of polysilicon production at the end of October 2012 to upgrade the Company’s facilities and equipment, as well as integrate Phase II with Phase I. Combined production for the newly integrated polysilicon plant is now in trial production. The Company’s polysilicon production capacity is currently 10,000 MT.

As a result of the temporary production halt, upgrade and integration of the Company’s polysilicon facilities, the Company now expects its polysilicon production facilities to have a polysilicon production cost of approximately US$18/kg for the combined phases by the end of Q2 2013.

Company Headcount

ReneSola currently has approximately 8,200 employees, compared to 7,595 employees as of the end of 2011.

Recent Business Developments

●	In March 2013, ReneSola announced that its installer and EPC customers may now offer leases to qualified residential customers without a down payment through Sunnova’s leasing program.
●	In March 2013, ReneSola began offering SolarSafe warranty insurance, which offers both performance guarantees and warranties of product quality, for its solar PV modules.
●	In February 2013, ReneSola announced it had shipped over 100 MW of PV modules to customers in Australia since January 2012.
●	In February 2013, ReneSola introduced its new PV home kit solution at the 6th International Photovoltaic Power Generation Expo in Tokyo, Japan.
●	In February 2013, ReneSola announced it had established a Japanese subsidiary, ReneSola Japan Ltd., in October 2012 to drive sales and business development in Japan. In addition, the Company applied for its products to be listed by the Japan Photovoltaic Expansion Center for eligibility to receive installation subsidies from the Japanese government.
●	In February 2013, ReneSola announced its 72-cell polysilicon modules were listed by Underwriters Laboratories (“UL”) as meeting required standards for use in PV systems up to 1,000 volts. At the same time, its 60-cell and 72-cell modules were listed by UL as meeting required standards for use in PV systems up to 600 volts.
●	In February 2013, ReneSola announced that a total of more than 100 MW of its PV modules had been distributed, installed and connected to the grid in Greece since November 2011.
●	In January 2013, ReneSola announced its 60- and 72-cell polysilicon and monosilicon solar modules exceeded their power output guidelines when assessed by a third-party flash test.
●	In January 2013, ReneSola showcased its latest solar energy-based solutions at the World Future Energy Summit in Abu Dhabi, UAE.
●	In January 2013, ReneSola announced that it had been awarded its first contract in the Middle East, by Taibah University in Medina, Makkah Province, Saudi Arabia, to provide 15 kilowatts of solar modules to be used to test off-grid solutions.
●	In January 2013, ReneSola announced its 245 W quasi-monocrystalline Virtus I module ranked first in terms of performance ratio among all comparable modules for the month of October, as tested by PHOTON International, a leading solar power trade publication.
●	In December 2012, ReneSola announced its microinverter, Micro Replus, formally obtained a Certificate of Approval from SAA Approvals, a third-party certification body accredited to issue Certificates of Approval for electrical equipment that complies with the safety requirements of the applicable Australian standard.
●	In December 2012, ReneSola announced it had agreed to ship 4.3 MW of its high-quality solar modules to E.ON Climate & Renewables GmbH, an award-winning unit responsible for industrial-scale renewable activities within E.ON AG, one of the world's largest investor-owned power and gas companies.

Liquidity and Capital Resources

Net cash inflow from operating activities was US$25.8 million in Q4 2012, compared to net cash outflow of US$46.0 million in Q3 2012. Net cash and cash equivalents plus restricted cash were US$268.1 million at the end of Q4 2012, compared to US$335.2 million at the end of Q3 2012.

Total debt was US$790.2 million at the end of Q4 2012, compared to US$850.3 million at the end of Q3 2012, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$733.6 million in Q4 2012, compared to US$715.8 million in Q3 2012.

Capital expenditures were US$21.3 million in Q4 2012, primarily to expand the Company’s polysilicon production capacity and integrate Phase II of its Sichuan polysilicon production plant, as well as build up its horizontal and project businesses.

2013 Capacity Expansion Plans and Related Capital Expenditure

The Company expects to spend approximately US$60 million this year to complete its polysilicon production capacity upgrade, as well as to maintain and upgrade its existing businesses.

Outlook

For Q1 2013, the Company expects total solar wafer and module shipments to be in the range of 660 MW to 680 MW, with solar module shipments expected to be in the range of 280 MW to 300 MW. Revenues are expected to be in the range of US$260 million to US$270 million and gross margin is expected to be positive.

For the full year 2013, the Company expects total solar wafer and module shipments to be in the range of 2.7 GW to 2.9 GW, with solar module shipments expected to be in the range of 1.4 GW to 1.6 GW.

Conference Call Information

ReneSola's management will host an earnings conference call on Thursday, March 14, 2013 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until March 21, 2013:

International:	+1-646-254-3697
Passcode:	16435640

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, ReneSola (NYSE:SOL) is a leading global manufacturer of high-efficiency solar PV modules and wafers. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.ReneSola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Ltd

Tel: +86-573-8473-9011

Email:ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:+86-10-8520-3073

Email:sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com

RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31,	Sep 30,	Dec 31,
	2012	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	93,283	265,421	379,039
Restricted cash	174,828	69,749	58,335
Accounts receivable, net of allowances for doubtful accounts	216,835	139,473	129,636
Inventories	254,880	236,477	154,182
Advances to suppliers-current	23,614	17,757	16,164
Amounts due from related parties	10,804	828	6,207
Value added tax recoverable	34,962	50,270	41,858
Income tax recoverable	2,753	1,689	7,956
Prepaid expenses and other current assets	32,799	27,801	18,718
Project assets	25,802	21,622	-
Prepayment for investment	-	1,298	-
Deferred convertible bond issue costs-current	784	784	784
Derivative assets	660	269	881
Assets held-for-sale	-	-	6,453
Deferred tax assets-current	6,399	28,725	12,709
Total current assets	878,403	862,163	832,922

Property, plant and equipment, net	1,102,562	1,021,147	980,165
Prepaid land use right	49,937	48,883	48,564
Deferred tax assets-non-current	48,818	45,032	25,157
Deferred convertible bond issue costs-non-current	1,726	1,922	2,510
Advances to suppliers-non-current	6,540	10,191	17,644
Advances for purchases of property, plant and equipment	8,317	43,198	25,867
Other long-term assets	2,546	11,570	10,501
Goodwill	-	324	5,646
Total assets	2,098,849	2,044,430	1,948,976

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	733,618	715,825	570,894
Accounts payable	483,637	395,637	235,814
Advances from customers-current	40,384	35,574	58,238
Amounts due to related parties	18,826	3,291	4,913
Other current liabilities	162,737	105,795	114,969
Income tax payable	2,906	1,472	4,111
Deferred tax liabilities	112	1,057	220
Derivative liabilities	975	1,766	218
Total current liabilities	1,443,195	1,260,417	989,377

Convertible bond payable-non-current	111,616	111,616	111,616
Long-term borrowings	56,580	134,451	144,669
Advances from customers-non-current	32,271	38,668	48,051
Warranty	10,317	8,124	12,835
Deferred gain	29,894	29,925	29,141
Other long-term liabilities	11,014	12,171	12,145
Total liabilities	1,694,887	1,595,372	1,347,834

Shareholders' equity
Common shares	421,461	421,452	422,314
Additional paid-in capital	5,250	4,628	4,111
Treasury stock	-	-	(1,944)
Retained earnings/(Accumulated losses)	(98,590)	(48,745)	104,859
Accumulated other comprehensive income	75,329	71,200	71,646
Total equity attribute to ReneSola Ltd	403,450	448,535	600,986
Noncontrolling interest	512	523	156
Total shareholders' equity	403,962	449,058	601,142

Total liabilities and shareholders' equity	2,098,849	2,044,430	1,948,976

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011

Net revenues	306,454	218,155	187,691	969,132	985,279
Cost of revenues	(296,193)	(257,381)	(231,061)	(1,004,826)	(889,226)
Gross profit (loss)	10,261	(39,226)	(43,370)	(35,694)	96,053
GP%	3.3%	(18.0%)	(23.1%)	(3.7%)	9.7%

Operating (expenses) income:
Sales and marketing	(11,097)	(9,741)	(5,487)	(33,646)	(17,233)
General and administrative	(12,074)	(14,985)	(8,269)	(50,882)	(38,550)
Research and development	(10,612)	(8,087)	(11,546)	(44,102)	(47,055)
Other operating income (expenses), net	3,894	1,116	15,984	1,613	18,327
Impairment of long-lived assets	-	(6,104)	-	(6,395)	-
Goodwill impairment	(378)	(5,783)	-	(6,161)	-
Intangible asset impairment	(3,764)	-	-	(3,764)	-
Total operating expenses	(34,031)	(43,584)	(9,318)	(143,337)	(84,511)

Income (loss) from operations	(23,770)	(82,810)	(52,688)	(179,031)	11,542

Non-operating (expenses) income:
Interest income	1,380	1,668	2,187	7,118	7,862
Interest expense	(12,950)	(12,821)	(11,042)	(50,629)	(37,190)
Foreign exchange gain	3,054	2,054	1,816	1,386	6,612
Other-than-temporary impairment loss on available-for-sale investment	-	-	(1,836)	-	(6,207)
Gain on repurchase of convertible bonds	-	-	8,197	-	28,350
Gain (loss) on derivatives, net	881	(302)	3,603	(54)	(15,297)
Investment loss	-	-	-	-	(192)
Total non-operating (expenses) income	(7,635)	(9,401)	2,925	(42,179)	(16,062)
Income (loss) before income tax, noncontrolling interests	(31,405)	(92,211)	(49,763)	(221,210)	(4,520)

Income tax benefit (expense)	(18,442)	13,586	13,069	17,714	4,851
Net income (loss)	(49,847)	(78,625)	(36,694)	(203,496)	331

Less: Net loss attributed to noncontrolling interests	(2)	(18)	(2)	(47)	(2)
Net income (loss) attributed to holders of ordinary shares	(49,845)	(78,607)	(36,692)	(203,449)	333

Earnings per share
Basic	(0.29)	(0.46)	(0.21)	(1.18)	0.00
Diluted	(0.29)	(0.46)	(0.21)	(1.18)	0.00

Earnings per ADS
Basic	(0.58)	(0.91)	(0.43)	(2.36)	0.00
Diluted	(0.58)	(0.91)	(0.43)	(2.36)	0.00

Weighted average number of shares used in computing earnings per share
Basic	172,773,664	172,683,229	172,613,664	172,671,369	173,496,901
Diluted	172,773,664	172,683,229	172,613,664	172,671,369	173,870,162

RENESOLA LTD

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollar in thousands)

	Three Months ended			Twelve Months Ended
	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011

Net income (loss)	(49,847)	(78,625)	(36,694)	(203,496)	331
Other comprehensive income, net of tax
Foreign exchange translation adjustment	4,129	5,490	5,588	3,683	32,422
Change in fair value of available for sale investment	-	-	-	-	2,330
Changes in fair value of cash flow hedges	-	-	-	-	713
Other comprehensive income, net of tax	4,129	5,490	5,588	3,683	35,465

Comprehensive income (loss)	(45,718)	(73,135)	(31,106)	(199,813)	35,796
Less: comprehensive loss attributable to non-controlling interest	(2)	(18)	-	(47)	(2)
Comprehensive income (loss) attributable to Renesola	(45,716)	(73,117)	(31,106)	(199,766)	35,798

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	For the year ended December 31,
	2012	2011

Cash flow from operating activities:
Net income (loss)	(203,496)	331
Adjustment to reconcile net income to net cash (used in) provided by operating activity:
Impairment of long-lived assets	6,438	-
Investment loss	-	193
Inventory write-down	59,313	48,992
Depreciation and amortization	93,504	82,731
Amortization of deferred convertible bond issuances costs and premium	784	881
Allowance of doubtful receivables and advance to suppliers	659	(1,375)
Loss on derivatives	54	15,297
Share-based compensation	2,221	4,360
Loss on disposal of long-lived assets	935	558
Gain on repurchase of convertible bonds	-	(28,350)
Other-than-temporary impairment loss on available-for-sale investment	-	6,207
Provision(Reversal) for firm purchase commitment	(3,931)	3,940
Provision for litigation	2,046	-
Impairment of goodwill	6,161	-
Impairment of Intangible assets	3,764	-

Changes in assets and liabilities:
Accounts receivables	(98,242)	(79,456)
Inventories	(157,339)	(24,251)
Advances to suppliers	3,862	7,196
Amounts due from related parties	9,378	(888)
Value added tax recoverable	7,234	4,274
Prepaid expenses and other current assets	(4,775)	(954)
Prepaid land use rights	767	(5,056)
Cash received from government subsidy	-	1,836
Accounts payable	243,916	4,560
Advances from customers	(33,634)	(27,025)
Income tax payable	4,007	(16,303)
Other current liabilities	3,918	(13,293)
Other long-term liabilities	(983)	4,681
Accrued warranty cost	(2,617)	3,614
Deferred taxes assets	(16,975)	(14,759)
Project assets	(20,598)	-
Net cash used in operating activities	(93,629)	(22,059)

Cash flow from investing activities:
Purchases of property, plant and equipment	(113,533)	(132,827)
Advances for purchases of property, plant and equipment	(22,887)	(19,892)
Purchases of other long-term assets	-	(239)
Cash received from government subsidy	1,458	5,296
Proceeds from disposal of property, plant and equipment	187	155
Changes in restricted cash	(114,453)	(22,455)
Cash consideration for acquisition, net of cash received	(1,298)	(1,173)
Net cash paid for settlement of derivatives	769	(6,332)
Purchase of investment securities	(759)	-
Net cash used in investing activities	(250,516)	(177,467)

Cash flow from financing activities:
Proceeds from bank borrowings	1,115,847	898,776
Repayment of bank borrowings	(1,056,351)	(735,173)
Cash paid for issuance cost	-	(7,155)
Proceeds from exercise of stock options	-	149
Cash paid for ADSs repurchase	-	(1,944)
Proceeds from issuance of convertible bonds	-	200,000
Purchase of conversion spread hedges	-	(23,841)
Contribution from noncontrolling interests	404	157
Cash paid for repurchase of convertible bonds	-	(57,055)
Issue cost refund	9	-
Net cash provided by (used in) financing activities	59,909	273,914

Effect of exchange rate changes	(1,520)	13,949

Net increase in cash and cash equivalent	(285,756)	88,337
Cash and cash equivalent, beginning of year	379,039	290,702
Cash and cash equivalent, end of year	93,283	379,039